ATLANTA GOLD INC.

(a development stage company)

Interim Report - First Quarter

March 31, 2008

ATLANTA GOLD INC.

(a development stage company)

Consolidated balance sheets
(Canadian dollars) (unaudited)
	As At	As At
	March 31	December 31
	2008	2007
Assets	$	$
Current assets
Cash and cash equivalents	2,898,306	245,856
Receivables	26,017	97,907
Prepaid expenses	95,831	144,858
Supply inventory	30,000	30,000
	3,050,154	518,621
Mineral properties (note 4)	30,072,278	29,386,255
Property, plant and equipment (note 5)	378,427	410,947
Total assets	33,500,859	30,315,823
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 9)	1,066,578	2,602,628
Future income tax liability	5,013,643	5,013,643
	6,080,221	7,616,271
Shareholders' equity
Capital stock	72,199,070	67,001,029
Warrants (note 6(a))	19,865	19,865
	72,218,935	67,020,894
Contributed surplus	4,520,539	4,228,619
Accumulated deficit	(49,318,836)	(48,549,961)
	27,420,638	22,699,552
Total liabilities and shareholders' equity	33,500,859	30,315,823

Nature of operations and going concern (note 1)
Contingencies and commitments (note 10)

These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2007 Annual Report.

ATLANTA GOLD INC.

(a development stage company)

Consolidated statements of loss, deficit, and comprehensive loss

(Canadian dollars) (unaudited)

	Cumulative,
	since Inception
	(March 6, 1985) to	Three months ended March 31
	31-Mar-08	2008	2007
	$	$	$
Interest and other income	1,900,711	23,502	8,275
General and administrative expenses :
Salaries and management fees	6,581,992	123,078	49,553
Stock based compensation (note 7)	1,392,740	217,160	-
Professional fees	4,110,016	105,912	176,157
Investor relations	2,868,594	82,774	104,037
Interest	314,206	13,788	9,817
Administrative and office	4,004,967	56,595	64,308
Amortization	154,026	1,956	1,950
	19,426,541	601,263	405,822
Foreign exchange loss (gain)	80,144	6,475	9,531
Future income tax expense (recovery)	1,979,470	-	307,224
Mineral property costs	29,733,392	184,639	-
	51,219,547	792,377	722,577
Loss and comprehensive loss for the period	49,318,836	768,875	714,302
Accumulated deficit, beginning of period,	-	48,549,961	36,831,649
Accumulated deficit, end of period	49,318,836	49,318,836	37,545,951
Weighted average number of consolidated shares outstanding		27,457,996	14,890,711
Loss and comprehensive loss per share (basic and fully diluted)		0.03	0.05

Nature of operations and going concern (note 1)

These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2007 Annual Report.

ATLANTA GOLD INC.

(a development stage company)

Consolidated statements of cash flow

(Canadian dollars) (unaudited)

		Cumulative,
		since Inception
		(March 6, 1985) to	Three months ended March 31
		31-Mar-08	2008	2007
CASH FLOW FROM (USED FOR):		$	$	$
Operating activities
(Loss) earnings for the period		(49,318,836)	(768,875)	(714,302)
Add (deduct) items not involving cash:
Amortization		154,026	1,956	1,950
Future income tax expense		1,979,470	-	307,224
Mineral property costs written off		29,548,753	-	-
Stock-based compensation expense (note 7)		1,392,740	217,160	-
Increase in non-cash working capital		1,181,750	(1,148,112)	66,890
		(15,062,097)	(1,697,871)	(338,238)
Financing activities
Issuance of common shares, net of share issue costs		65,052,298	4,931,021	-
Issuance of flow through shares, net of share issue costs		12,853,631	-	-
		77,905,929	4,931,021	-
Investing activities
Fixed asset additions		(744,080)	-	(2,446)
Mineral property expenditures
Atlanta gold property		(29,965,955)	(580,700)	(828,808)
Abitibi gold property		(1,445,378)	-	(24,725)
Brodeur diamond property		(12,408,394)	-	(159,503)
Other mineral properties		(15,381,719)	-	-
		(59,201,446)	(580,700)	(1,013,036)
		(59,945,526)	(580,700)	(1,015,482)
(Decrease) increase in cash and cash equivalents		2,898,306	2,652,450	(1,353,720)
Cash and cash equivalents,	beginning of period	-	245,856	1,685,105
Cash and cash equivalents,	end of period	2,898,306	2,898,306	331,385

These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2007 Annual Report.

ATLANTA GOLD INC.

(a development stage company)

Consolidated statements of shareholders' equity

(Canadian dollars) (unaudited)

	Shares issued and subscribed			Contributed
	Number of	Ascribed	Warrants	Surplus	Accumulated
	shares	value	value	value	deficit	Total
		$	$	$	$	$
Balance, December 31, 2005	12,065,615	59,056,603	3,071,847	898,998	(31,215,615)	31,811,833
Issue shares for demand notes at $2.70 per
common share, net of share issue costs	81,481	182,907	-			182,907
Issue shares for accounts payable at $1.725 per
common share, net of share issue costs	58,000	94,360	-			94,360
Issue shares for cash at $0.15 per common share,
net of share issue costs	111,111	5,844	19,865			25,709
Issue shares for cash at $0.115 per common share,
net of share issue costs	2,574,493	4,112,197	38,216			4,150,413
Share issue costs in respect of CEE renounced in prior years	-	48,176				48,176
Stock-based compensation (note 7)				213,483		213,483
Warrants expiring unexercised			(3,026,283)	3,026,283
Loss and comprehensive loss for the year					(5,616,034)	(5,616,034)
Balance, December 31, 2006	14,890,700	63,500,087	103,645	4,138,764	(36,831,649)	30,910,847
Issue additional shares after consolidation	11	-
Issue shares for cash, at $0.90 per common share,				-
net of share issue costs	3,722,000	3,134,951				3,134,951
Issue shares for accounts payable at $0.39 per
common shares, net of share issue costs	153,846	58,500				58,500
Issuance of shares for accounts payable at $0.39715 per
common shares, net of share issue costs	360,000	139,287				139,287
Issue shares for settlement with former officer, at $0.40 per
common share, net of share issue costs	600,000	236,137				236,137
Share issue costs in respect of CEE renounced in prior years	-	(67,933)				(67,933)
Stock-based compensation (note 7)				6,075		6,075
Warrants expiring unexercised			(83,780)	83,780
Loss and comprehensive loss for the year					(11,718,312)	(11,718,312)
Balance, December 31, 2007	19,726,557	67,001,029	19,865	4,228,619	(48,549,961)	22,699,552
Issue shares for cash at $0.61 per common share,				-
net of share issue costs (note 6(b))	8,196,456	4,938,356				4,938,356
Issue shares for accounts payable at $0.70 per
common shares, net of share issue costs (note 6(b))	310,029	214,261				214,261
Issue shares for accounts payable at $0.71 per
common shares, net of share issue costs (note 6(b))	70,422	45,424				45,424
Stock-based compensation (note 7)				291,920		291,920
Loss and comprehensive loss for the period					(768,875)	(768,875)
Balance, March 31, 2008	28,303,464	72,199,070	19,865	4,520,539	(49,318,836)	27,420,638

These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2007 Annual Report.

ATLANTA GOLD INC.

(a development stage company)

Notes to the Interim Consolidated Financial Statements

(Canadian dollars) (unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

The Atlanta Gold Property, located in Idaho, U.S.A., and which has completed its feasibility study in 2004, is in the development phase awaiting completion of the permitting process and the beginning of mine construction. To date, the Company has not earned significant revenues and is not considered to be in operation.

The recoverability of exploration and development expenditures is dependent upon the discovery of economically recoverable reserves, the preservation of the Company’s in the underlying mineral claims, the ability to obtain necessary financing, obtain government approval and attain profitable production, or alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis. Changes in future conditions could require material write-downs of the carrying amounts of deferred exploration expenditures.

As at March 31, 2008, the Company has an excess of current assets over current liabilities of $1,983,576 and has recorded a first quarter loss of $768,875, after it completed a private placement for gross proceeds of approximately $5.0 million and issued an additional 380,451 shares in satisfaction of amounts due to suppliers. Management continues to explore financing alternatives to raise capital. It is not possible to determine with any certainty, the success or adequacy of these initiatives.

The financial statements of the Company have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared by Company's management in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements do not include all the information and disclosure required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of these interim financial statements have been included. The accounting policies and their methods of application are consistent with those used in the December 31, 2007 consolidated financial statements, except as disclosed herein. For further information, see the Company's consolidated financial statements and the accompanying notes included in the 2007 Annual Report. Results for the quarter ended March 31, 2008 are not necessarily an indication of the results that may be expected for the full fiscal year ended December 31, 2008.

a) Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Company on January 1, 2008.

b) Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in note 3 to these interim financial statements.

c) Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The adoption of these standards have no impact on the Company's financial statements as at March 31, 2008.

ATLANTA GOLD INC.

(a development stage company)

3. CAPITAL MANAGEMENT

The Company manages its capital to ensure that the Company and its subsidiary will be able to continue as a going concern while attempting to maximize the return to shareholders through the optimization of an equity balance commensurate with current operating requirements. The capital structure consists of cash and cash equivalents and shareholders’ equity. The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure.

4. MINERAL PROPERTIES

(Canadian dollars) (unaudited)

	Cumulative,
	since Inception	As At	As At
	(March 6, 1985) to	March 31	December 31
	31-Mar-08	2008	2007
	$	$	$
Atlanta Gold Property
Balance, beginning of period	-	29,386,255	25,421,729
Drilling, analysis, investigations and design	23,932,237	499,625	3,640,034
Project administration and general	3,575,488	186,398	218,492
Property acquisition and holding costs	3,278,067	-	106,000
Costs recovered during the year	(713,514)	-	-
Total expenditures during the period	30,072,278	686,023	3,964,526
Balance, end of period	30,072,278	30,072,278	29,386,255
Brodeur Diamond Property
Balance, beginning of period	-	-	9,452,101
Drilling, assays and related field work	10,910,156	-	(105,955)
Project administration and general	448,338	-	14,329
Property acquisition and holding costs	1,183,200	-	150,000
Property costs written off	(12,541,694)	-	(9,510,475)
Total expenditures during the period	-	-	(9,452,101)
Balance, end of period	-	-	-
Abitibi Gold Property
Balance, beginning of period	-	-	1,272,815
Drilling, assays and related field work	2,015,637	-	136,101
Project administration and general	26,506	-	7,962
Property acquisition and holding costs	75,000	-	25,000
Costs recovered during the year	(671,765)	-	-
Property costs written off	(1,445,378)	-	(1,441,878)
Total expenditures during the period	-	-	(1,272,815)
Balance, end of period	-	-	-
	30,072,278	30,072,278	29,386,255

a) Atlanta Gold Property ("Atlanta")

The Company holds a 100% interest in patented mining lands and unpatented mining claims , and is expected to pay the following in 2008:

$50,000 in May 2008 to lessor for its surface and mineral rights on the property in respect of some of the patented lands
$10,000 in May 2008 to a lessor as an annual advance royalty payment in respect of some of the patented lands;
$15,000 in August 2008 to the Idaho Bureau of Land Management in respect of the annual maintenance fees on the unpatented mining claims;
$40,000 in the fourth quarter of 2008 to four lessors as annual advance royalty payments in respect of some of the patented lands plus accrued interest of 5% per year on $94,500, which will be repaid in three annual instalments payable until December 2010.

ATLANTA GOLD INC.

(a development stage company)

b) Brodeur Diamond Property ("Brodeur")

On December 31, 2007, the Company wrote off the carrying value of Brodeur after three successive years without undertaking any exploration work on it. During the first quarter of 2008, the Company paid Helix Resources Inc. ("Helix") $150,000 pursuant to the terms of a claims purchase agreement with Helix, as amended in May 2005.

4. MINERAL PROPERTIES (continued) c) Abitibi Gold Property ("Abitibi")

After making cash payments of $100,000 and incurring exploration expenditures totalling approximately $2,336,000 since 2004, the Company wrote off the carrying value of Abitibi.

5. PROPERTY, PLANT AND EQUIPMENT

		March 31, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
	$	$	$	$	$	$
Office furniture and equipment	146,599	142,465	4,134	146,599	140,508	6,091
Vehicles and field equipment	591,617	217,324	374,293	591,617	186,761	404,856
	738,216	359,789	378,427	738,216	327,269	410,947

6. CAPITAL STOCK, WARRANTS, AND CONTRIBUTED SURPLUS a) Authorized share capital, warrants and stock options

The Company currently has 28,303,464 common shares outstanding, as well as stock options to purchase 2,243,334 additional common shares at shares prices ranging from $0.63 to $5.85 and warrants to purchase 64,445 additional common shares at a price per share of $3.45. Stock options expire between August 2008 and February 2013. Warrants expire in May 2008. The options granted to purchase 2,050,000 shares of the Company at $0.63 per share are subject to shareholder approval in April 2008.

Details of the stock options, and share purchase warrants issued, exercised, forfeited and expired since December 31, 2005 are as follows:

	Share purchase warrants			Stock options
		Weighted	Fair market		Weighted
		average	value of		average
	No. of shares	price $	warrants $	No. of shares	price $
Balance, December 31, 2005	3,263,069	0.25	3,071,847	273,333	6.00
Securities issued, for cash from private offerings	55,556	0.24	17,125	-	-
Securities issued, as agents' fees (note 6(b))	111,868	0.13	40,956	-	-
Securities issued	-	-	-	216,667	2.40
Securities cancelled	-	-	-	(70,000)	6.75
Securities expired	(3,036,968)	0.24	(3,026,283)	(56,667)	4.35
Balance, December 31, 2006	393,525	0.20	103,645	363,333	4.05
Securities issued	-	-	-	10,000	0.90
Securities cancelled	-	-	-	(120,000)	3.62
Securities expired	(329,080)	0.24	(83,780)	(46,667)	9.16
Balance, December 31, 2007	64,445	3.45	19,865	206,667	2.90
Securities issued	-	-	-	2,050,000	0.63
Securities expired	-	-	-	(13,333)	6.38
Balance, March 31, 2008	64,445	3.45	19,865	2,243,334	0.80

ATLANTA GOLD INC.

(a development stage company)

6. CAPITAL STOCK, WARRANTS, AND CONTRIBUTED SURPLUS (continued)

a) Authorized share capital, warrants and stock options (continued)

The weighted-average remaining contractual life of all stock options outstanding is 47 months as follows:

Expiry date	No. of shares	Exercise price $
August 19, 2008	3,333	5.25
November 13, 2008	16,667	5.85
November 24, 2009	26,667	4.28
February 11, 2010	20,000	3.30
June 30, 2010	6,667	2.70
February 13, 2011	13,334	2.85
June 28, 2011	10,000	1.80
September 28, 2011	50,000	1.65
November 6, 2011	26,666	1.50
December 11, 2011	10,000	1.35
August 10, 2012	10,000	0.90
February 28, 2013	2,050,000	0.63
	2,243,334

b) Capital stock offering

In February 2008, the Company issued 8,196,456 common shares by private placement at $0.61 per share for gross proceeds of approximately $5.0 million, including 1,870,000 subscribed for by directors of the Company or by companies associated with them. In addition, 983,606 shares subscribed for by another director will be completed subject to receipt of shareholder approval, which is being sought in April 2008. Share issue costs in respect of this offering include a finders' fees of $41,480 paid to a company, one of whose officers is a director of the Company. In March 2008, the Company issued 380,451 additional shares of the Company in satisfaction of accounts payable. Share issue costs incurred during the quarter were $68,817.

7. STOCK BASED COMPENSATION

The Company issues stock options to employees, officers, directors and consultants to the Company. During the first quarter of 2008 the Company granted options to purchase 2,050,000 shares at $0.63 per share until February 28, 2013. 525,000 options out of the total amount were granted to employees in Atlanta, resulting in $217,160 being charged as stock-based compensation expense and $74,760 being capitalized. The fair value of all stock options granted in 2007 has been estimated at the date of grant using the Black-Scholes option pricing model. The current year's valuation was calculated with the following assumptions: weighted-average risk free interest rate of 3.14%, expected volatility of the market price of the Company's common stock of 64%; and a weighted average expected life of the options of 5 years.

The fair value of common share purchase warrants ("Warrants") is charged directly to shareholders' equity against the corresponding share capital issued. The Company did not issue any Warrants during the first quarter of 2008. Options and warrants that are exercised are recorded as share capital in the year that they are exercised, and those that expire unexercised are recorded as contributed surplus.

The Company issues stock options to employees, officers, directors and consultants to the Company. During the first quarter of 2008 the Company granted options to purchase 2,050,000 shares at $0.63 per share until February 28, 2013. 525,000 options out of the total amount were granted to employees in Atlanta, resulting in $217,160 being charged as stock-based compensation expense and $74,760 being capitalized. The fair value of all stock options granted in 2007 has been estimated at the date of grant using the Black-Scholes option pricing model. The current year's valuation was calculated with the following assumptions: weighted-average risk free interest rate of 3.14%, expected volatility of the market price of the Company's common stock of 64%; and a weighted average expected life of the options of 5 years.

ATLANTA GOLD INC.

(a development stage company)

8. SEGMENTED INFORMATION

The Company operates in two geographical segments: Canada and United States.

The comparative interest and other income and loss incurred for the three months ended March 31, 2008 and 2007, and the assets identifiable to those segments as at the most recent annual fiscal year ended are as follows:

	Canada	USA	Total
	$	$	$
Three months ended March 31, 2008
Interest and other income	23,502	-	23,502
Loss for the period	767,780	1,095	768,875
Identifiable assets	3,193,718	30,307,141	33,500,859
Balance, December 31, 2007
Identifiable assets	749,935	29,565,888	30,315,823
Three months ended March 31, 2007
Interest and other income	8,275	-	8,275
Loss for the period	408,651	305,651	714,302

9. RELATED PARTY TRANSACTIONS

Included in the current liabilities is $654,450 due to four directors and officers of the Company, consisting of:

$605,000	note payable and accrued interest due to a director of the Company, bearing interest at 5% per annum; and
$49,450	accrued fees and salaries due to officers of the Company.

During the first quarter of 2008, the Company paid interest expenses of $7,620 to current and former directors of the Company, and $92,500 in respect of management fees to officers of the Company.

10. CONTINGENCIES AND COMMITMENTS

The Company has operating lease commitments in respect of its head office space and office equipment until January 2010 as follows:

2008	$55,312
2009	$76,770
2010	$2,198

11. COMPARATIVE FIGURES

Certain comparative figures may have been reclassified to conform with the presentation adopted in the current period.